Exhibit 99.2

Management’s Discussion and Analysis

for the three and nine months ended

September 30, 2014

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	4
Key Updates for Q3 2014	5
Q3 Operational Performance	6
2014 Operating Outlook	15
Q3 2014 Project Development Update	16
Overview of Financial Results	17
Investments and Investment Income	22
Liquidity Position	22
Capital Resources	23
Financial Instruments	25
Contractual Commitments and Contingencies	26
Related Party Transactions	27
Subsequent Events	27
Alternative Performance (non-gaap) Measures	28
Risks and Uncertainties	34
Significant Judgements and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	38
Changes in Accounting Standards	38
Disclosure Controls and Procedures	39

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

November 13, 2014

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2013 and the interim unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2014 and 2013 (“Q3 2014”, “YTD 2014”, “Q3 2013” and “YTD 2013”, respectively) and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2013.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “total cost per ounce of silver”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of all-in sustaining cost per silver ounce sold, total cost per ounce of silver, adjusted earnings and basic adjusted earnings per share, as well as the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Pan American Silver Corp.	3

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Mexico, Peru, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange (“NASDAQ”) in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge and experience that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American Silver Corp.	4

KEY UPDATES FOR Q3 2014

OperationS & PROJECT DEVELOPMENT

•	Silver Production Guidance Confirmed and Cash Cost Guidance Lowered

Silver production for Q3 2014 was 6.19 million ounces, which brought silver production for YTD 2014 to 19.37 million ounces. Q3 2014 gold production was 34.1 thousand ounces (“koz”) and brought YTD 2014 gold production to 117.6 koz. Cash costs for Q3 2014 of $12.29 per ounce increased YTD 2014 cash costs to $10.83 per ounce, while all-in sustaining cost per silver ounce sold (“AISCSOS”) of $20.50 in Q3 2014 took YTD 2014 AISCSOS to $18.02. Excluding the effects of net realizable value adjustments to inventories (Q3 2014: $2.47 per ounce; YTD 2014: $1.45 per ounce), Q3 2014 AISCSOS were $18.03 per ounce, and $16.57 per ounce for YTD 2014. Based on the Company’s YTD 2014 operating results, management is reaffirming guidance of producing 25.75 million to 26.75 million ounces of silver, cash costs of $11.70 and $12.70 per ounce, and AISCSOS between $17 and $18 per ounce. In addition, the Company is confirming production guidance for gold, while increasing base metal production guidance and lowering capital expenditure guidance. Please refer to the “2014 Operating Outlook” section for further details.

•	La Colorada Expansion Project On Schedule

Progress was achieved in the following key areas in Q3 2014: (1) civil works at the future shaft location commenced and the area was prepared for construction, (2) detailed proposals and cost estimates for the shaft excavation and construction were solicited and received, (3) basic engineering for the new plant site was completed, with equipment orders, detailed engineering, and fabrication scheduled to commence in Q4 and (4) site infrastructure construction activities continued, including the expansion of the camp facilities and advancement on the community relocation program.

Financial

•	Strong Operating Cash Flows

Pan American generated strong cash flow from operating activities of $38.3 million in Q3 2014, which was sufficient to fund all of the Company’s $27.9 million of sustaining and growth capital expenditures in the period. Operating cash flow for YTD 2014 was $123.4 million, significantly higher than the $73.5 million generated in the comparable period of 2013, and again sufficient to fund YTD 2014 capital requirements of $101.6 million and cover approximately 50% of YTD 2014 dividends paid to shareholders.

•	Return of Value to Shareholders

Strong operating cash flow facilitated the continued return of value to shareholders in Q3 2014 by way of $18.9 million in dividend payments. On November 13, 2014 the Company also declared the next quarterly dividend of $0.125 per common share to shareholders of record as of the close of business on November 25, 2014. The Company’s quarterly dividend continues to be one of the highest in the industry at $0.50 per common share on an annual basis. These dividends are considered eligible dividends for the purposes of the Income Tax Act (Canada).

•	Healthy Liquidity, and Working Capital Position

The Company had cash and short term investment balances of $377.5 million and a working capital position of $607.0 million at September 30, 2014, a decrease of $4.2 million and $40.5 million, respectively, from June 30, 2014. The Company had total debt outstanding of $57.3 million at the end of Q3 2014.

Pan American Silver Corp.	5

Q3 Operational Performance

•	Consolidated results

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American’s operations for Q3 2014 as compared to Q3 2013.

	Silver Production (koz)				Cash Costs(1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013	2014	2013	2014	2013
La Colorada	1,253	1,056	3,693	3,320	8.58	10.19	8.33	9.89
Alamo Dorado	674	1,252	2,608	3,840	17.04	6.76	12.50	7.01
Dolores	966	997	3,028	2,580	14.57	5.70	12.92	5.22
Huaron	933	872	2,683	2,418	7.63	12.85	8.45	15.21
Morococha(2)	637	675	1,767	1,754	6.86	15.89	12.10	19.59
San Vicente(3)	755	1,061	2,776	2,974	16.05	13.14	13.71	15.84
Manantial Espejo	972	782	2,812	2,273	15.54	12.55	8.88	12.43
Consolidated Total(4)	6,189	6,695	19,368	19,159	12.29	10.40	10.83	11.25

(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Unaudited Consolidated Financial Statements.
(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not add due to rounding.

Pan American produced 6.19 million ounces of silver in Q3 2014, a decrease of 0.5 million ounces or 8% from the 6.70 million ounces produced during the third quarter of 2013.

This decreased production was largely attributable to Alamo Dorado and San Vicente producing 0.6 million and 0.3 million ounces less than in Q3 2013, respectively. Alamo Dorado’s decreased production was primarily attributable to anticipated lower silver grades and recoveries compared to those realized in Q3 2013. The San Vicente shortfall was primarily attributable to a labor strike, which resulted in a 15-day shutdown in July, 2014 as well as a significant prior period negative settlement adjustment from concentrates sold. These silver production decreases were partially offset by higher production at La Colorada and Manantial Espejo, which each produced 0.2 million ounces more than in Q3 2013, respectively.

Consolidated Cash Costs per payable ounce of silver produced, net of by-product credits for Q3 2014 were $12.29 per ounce, compared to $10.40 per ounce in Q3 2013. The $1.89 or 18% increase from Q3 2013 Cash Costs were largely the result of decreased by-product credits at the Dolores mine which had reduced gold production, increased costs per ounce at Manantial Espejo which were negatively impacted by movements in inventory, and lower payable production from Alamo Dorado. These increases to Cash Costs were partially offset by decreased Cash Costs at La Colorada, Huaron and Morococha, which benefited from higher by-product credits driven by higher base metal production compared to Q3 2013 production levels.

Pan American Silver Corp.	6

	Payable Silver Sold (koz)				AISCSOS(1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013	2014	2013	2014	2013
La Colorada	1,292	1,043	3,627	3,158	11.53	10.09	11.42	12.63
Alamo Dorado	770	1,367	2,790	4,261	14.75	8.74	11.78	8.78
Dolores	1,052	916	3,030	2,406	27.49	23.02	25.80	20.21
Huaron	749	791	2,237	2,147	17.09	15.75	17.91	23.97
Morococha(2)	571	658	1,588	1,638	13.84	26.71	19.12	34.22
San Vicente(3)	1,036	1,335	3,060	2,866	15.02	17.44	16.87	18.71
Manantial Espejo	762	810	2,747	2,566	41.00	13.49	18.22	19.66
Consolidated Total(4)	6,230	6,921	19,078	19,042	20.50	16.26	18.02	18.86

(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of AISCSOS.
(2)	Representing 100% of the Morococha silver sold.
(3)	Representing 100% of the San Vicente silver sold.
(4)	Totals may not add due to rounding.

AISCSOS for the three and nine months ended September 30, 2014 were $20.50 and $18.02 per ounce, respectively, a 26% increase and a 4% decrease from the three and nine months ended September 30, 2013. Q3 2014 and YTD 2014 AISCSOS were negatively impacted by non-cash, net realizable value (“NRV”) adjustments to inventory, which added $2.47 per ounce and $1.45 per ounce, respectively. Excluding this NRV adjustment, YTD 2014 AISCSOS of $16.57 per ounce reflects an 11% decrease from the comparable period of 2013, primarily due to higher by-product credits, lower sustaining capital and exploration expenses.

The following table sets out the Company’s by-product production for the three and nine months ended September 30, 2014, together with the average price for each by-product metal produced, with comparable quantities and prices for the respective 2013 periods:

	By-Product Production		Average By-Product Prices		By-Product Production		Average By-Product Prices
	Three months ended September 30,				Nine months ended September 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Gold – koz (1)	34.1	41.6	$1,282	$1,326	117.6	103.6	$1,288	$1,456
Zinc – kt(1)	10.5	10.6	$2,311	$1,859	33.3	30.9	$2,140	$1,910
Lead – kt(1)	3.5	3.4	$2,181	$2,102	11.1	10.0	$2,128	$2,151
Copper – kt(1)	2.4	1.5	$6,994	$7,073	6.0	3.9	$6,943	$7,379

(1)	Metal prices stated as dollars per tonne for zinc lead and copper, and dollars per ounce for gold.

Consolidated gold production in Q3 2014 was 34.1 koz compared to 41.6 koz produced in Q3 2013. This 7.5 koz or 18% decrease was largely attributable to Dolores producing 6.2 koz less gold than in Q3 2013 as a result of expected reduced heap inventory drawdowns and lower grades.

Pan American Silver Corp.	7

Consolidated copper production increased 0.9 kilotonnes (“kt”) from Q3 2013 levels, driven primarily by improved grades achieved at both the Huaron and Morococha mines, which produced 0.6 kt and 0.4 kt more copper than in Q3 2013, respectively. Consolidated zinc and lead production in Q3 2014 was comparable to Q3 2013 production levels.

Consolidated sustaining capital expenditures for Q3 2014 and for the YTD 2014 were $25.8 million and $74.9 million, respectively, in-line with the Company’s guidance. The sustaining capital expenditures in both periods were largely comprised of exploration at La Colorada, Dolores, Huaron, Morococha and San Vicente; pre-stripping activities at Dolores and Manantial Espejo; underground infrastructure upgrades at Huaron and San Vicente; a primary underground ramp development at Morococha; and tailings facility expansions at La Colorada and Huaron. The project investment capital expenditures in Q3 2014 and YTD 2014 were $3.0 million and $29.1 million, respectively, and were primarily for the La Colorada expansion and Dolores Leach Pad 3 projects.

•	La Colorada mine

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Tonnes milled - kt	118.9	113.7	351.7	331.0
Average silver grade – grams per tonne	365	325	363	347
Average silver recovery - %	89.7	89.0	89.9	89.9
Silver(1) – koz	1,253	1,056	3,693	3,320
Gold – koz	0.54	0.60	1.85	1.90
Zinc – kt	1.70	1.42	5.51	4.90
Lead – kt	0.81	0.73	2.72	2.46

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products(2)	$8.58	$10.19	$8.33	$9.89
Total costs per ounce net of by-products (2)	$10.53	$12.04	$10.28	$11.71

Payable silver – koz	1,206	1,011	3,554	3,173

Sustaining capital expenditures – thousands(3)	$4,173	$1,252	$11,988	$11,324

(1)	Reported metal figures in the tables in this section are quantities of metal produced, unless otherwise noted.
(2)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(3)	Sustaining capital expenditures excluded $2.9 million and $10.4 million in Q3 2014 and YTD 2014, respectively, related to investment capital incurred on the expansion project as disclosed in the Project Development Update and Alternative Performance (Non-GAAP) Measures sections.

The La Colorada mine was the Company’s largest silver producer during Q3 2014, with 1.3 million ounces produced in the quarter, up 19% from Q3 2013 silver production. The increase in silver production was primarily the result of improved grades and higher throughput rates.

Q3 2014 Cash Costs decreased 16% from those in Q3 2013, dropping from $10.19 per ounce to $8.58 per ounce. The decrease in Cash Cost was primarily due to higher payable silver production, ongoing cost control initiatives and larger by-product credits, driven by higher lead and zinc production which more than offset lower gold production.

Sustaining capital expenditures at La Colorada during Q3 2014 totalled $4.2 million. The sustaining capital was mainly spent on the tailings dam expansion, exploration drilling, equipment replacements and overhauls, and infrastructure upgrades. This capital excludes $2.9 million spent on the La Colorada expansion project during the quarter which is further described in the Q3 2014 Project Development Update section of this MD&A.

Pan American Silver Corp.	8

•	Alamo Dorado mine

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Tonnes milled– kt	476.3	461.2	1,281.6	1,330.3
Average silver grade – grams per tonne	62	95	80	103
Average gold grade – grams per tonne	0.31	0.42	0.36	0.35
Average silver recovery - %	78.7	89.1	80.6	88.1
Silver – koz	674	1,252	2,608	3,840
Gold – koz	3.61	4.59	11.89	11.66
Copper – tonnes	-	30	20	70

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (1)	$17.04	$6.76	$12.50	$7.01
Total costs per ounce net of by-products (1)	$21.48	$10.43	$16.06	$10.71

Payable silver – koz	671	1,243	2,595	3,814

Sustaining capital expenditures – thousands	$22	$2,282	$226	$7,079

(1)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at Alamo Dorado during Q3 2014 continued to decline as expected relative to production for the same period last year. With relatively consistent throughput, the decreased production was mainly the result of 35% lower silver grades and 12% reduced recoveries.

Cash Costs for Q3 2014 were $17.04 per ounce, a significant increase from the $6.76 Cash Costs in Q3 2013. The increased Cash Costs were primarily the result of a 46% decrease in silver production despite processing slightly higher volumes of ore at increased mining costs. Similarly, gold by-product credits were 26% lower in Q3 2014 than a year earlier, primarily due to expected decreases in gold grades and recovery.

In contrast to Q3 2013 when approximately $2.3 million was capitalized for waste pre-stripping, there were no significant sustaining capital expenditures at Alamo Dorado during Q3 2014.

Pan American Silver Corp.	9

•	Dolores mine

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Tonnes milled – kt	1,376.0	1,433.1	4,441.9	4,128.7
Average silver grade – grams per tonne	41	54	39	48
Average gold grade – grams per tonne	0.49	0.52	0.42	0.47
Average silver recovery - %	53.0	40.2	54.8	40.2
Average gold recovery - %	71.7	90.1	81.8	79.9
Silver – koz	966	997	3,028	2,580
Gold – koz	15.44	21.64	48.83	49.63

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (1)	$14.57	$5.70	$12.92	$5.22
Total costs per ounce net of by-products (1)	$18.80	$19.37	$26.18	$18.89

Payable silver – koz	963	994	3,018	2,574

Sustaining capital expenditures - thousands (2)	$6,824	$13,538	19,670	$28,314

(1)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(2)	Sustaining capital expenditures excludes $0.1 million and $18.7 million in Q3 2014 and YTD 2014, respectively, related to investment capital incurred on projects discussed below, and in the Project Development Update and Alternative Performance (Non-GAAP) Measures sections.

In Q3 2014 the Dolores mine produced 1.0 million ounces of silver and 15.4 koz of gold representing a 3% and 29% decrease from silver and gold production in Q3 2013, respectively. With relatively consistent throughput rates, silver production remained steady with improved silver recoveries compensating for reduced silver grades from those achieved in Q3 2013. Silver recoveries continued to benefit from a multi-stage leach process drawing down heap inventories, as well as the increased heap leach surface area on pad 3, which allows for longer primary leach cycle times. Gold recoveries reduced as expected in Q3 2014 with the drawdown of the gold inventory from the introduction of staged leaching early in 2014 that has been largely realized in the previous quarters.

Cash Costs increased from $5.70 in Q3 2013 to $14.57 in Q3 2014. More than off-setting decreased costs attributable to an inventory gain, the increase in cash cost was almost entirely attributable to decreased by-product credits per payable silver ounce, which in turn was directly correlated to both the 29% decrease in gold production and a 3% decline in gold prices from Q3 2013 levels. The Q3 2014 Cash Costs, although higher than those in Q3 2013, were in-line with both the Company’s guidance and with Cash Costs in recent quarters. The increase in the YTD Cash Costs was similarly attributable to reduced gold by-product credits on significantly lower prices as well as an inventory adjustment made in Q2 2013, which benefited YTD 2013 Cash Costs.

Sustaining capital expenditures at Dolores in Q3 2014 totalled $6.8 million which was mainly spent on stripping activities. This capital excludes $0.1 million in project capital spent during the quarter on Dolores project development, which is further described in the Q3 2014 Project Development Update section of this MD&A.

Pan American Silver Corp.	10

•	Huaron mine

	Three month ended September 30,		Nine months ended September 30
	2014	2013	2014	2013
Tonnes milled – kt	225.9	207.2	656.1	583.6
Average silver grade – grams per tonne	155	162	153	160
Average zinc grade - %	2.31	2.76	2.43	2.60
Average silver recovery - %	83.5	81.4	83.5	81.8
Silver – koz	933	872	2,683	2,418
Gold – koz	0.29	0.24	0.86	0.67
Zinc – kt	3.32	3.94	10.83	10.51
Lead – kt	1.37	1.52	4.40	4.36
Copper – kt	1.55	0.99	4.17	2.41

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (1)	$7.63	$12.85	$8.45	$15.21
Total costs per ounce net of by-products (1)	$11.52	$16.90	$12.44	$19.24

Payable silver – koz	800	765	2,301	2,123

Sustaining capital expenditures - thousands	$4,109	$2,523	$12,356	$12,455

(1)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

In Q3 2014, Huaron produced 0.9 million ounces of silver, 7% ahead of the production level achieved in Q3 2013. Silver production increased due to 9% higher throughput rates and a 3% improvement in recoveries, partially offset by a 4% decline in silver grades.

Cash Costs in Q3 2014 were $7.63, which was 41% lower than the $12.85 per ounce Cash Costs realized in Q3 2013. The majority of the improvement in Cash Costs arose from higher by-product credits, primarily from a 56% increase in copper production as well as from a 10% decrease in smelting and refining costs.

Sustaining capital expenditures during Q3 2014 totaled $4.1 million at the Huaron mine, which was comprised mainly of exploration, tailings dam expansion, equipment rebuilds and overhauls, and upgraded mine water-flow management infrastructure.

Pan American Silver Corp.	11

•	Morococha mine(1)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Tonnes milled – kt	145.2	142.4	417.4	430.3
Average silver grade – grams per tonne	156	168	154	145
Average zinc grade - %	3.82	3.24	3.78	3.03
Average silver recovery - %	86.8	89.4	86.3	87.8
Silver – koz	637	675	1,767	1,754
Gold – koz	0.95	0.54	2.02	1.74
Zinc – kt	4.38	3.81	12.51	10.85
Lead – kt	1.27	0.97	3.65	2.82
Copper – kt	0.87	0.51	1.82	1.38

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (2)	$6.86	$15.89	$12.10	$19.59
Total costs per ounce net of by-products (2)	$15.27	$23.31	$21.14	$28.24

Payable silver – koz	543	582	1,498	1,506

Sustaining Capital Expenditures - thousands	$2,140	$3,387	$7,050	$15,829

(1)	Production and cost figures are for Pan American’s 92.3% share only.
(2)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

The Morococha mine produced 0.6 million ounces of silver during Q3 2014, a 6% decrease from the 0.7 million ounces produced in the comparable 2013 quarter. The slight decrease in silver production was attributable to lower silver grades and recoveries.

Cash Costs in Q3 2014 were $6.86, 57% lower than the $15.89 per ounce incurred in the same quarter a year earlier. The decreased Cash Costs were entirely due to improved by-product credits, which were predominantly the result of superior copper, zinc and lead grades.

Sustaining capital expenditures during Q3 2014 totalled $2.1 million at the Morococha mine. The capital spending was primarily on underground development, equipment rebuild and overhauls, and exploration drilling.

Pan American Silver Corp.	12

•	San Vicente mine(1)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Tonnes milled – kt	67.9	80.9	230.9	239.7
Average silver grade – grams per tonne	373	433	403	411
Average zinc grade - %	2.13	2.26	2.47	2.44
Average silver recovery - %	92.3	94.2	92.7	94.0
Silver – koz	755	1,061	2,776	2,974
Zinc – kt	1.11	1.40	4.45	4.61
Lead – kt	0.06	0.16	0.35	0.40

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (2)	$16.05	$13.14	$13.71	$15.84
Total costs per ounce net of by-products (2)	$18.64	$15.61	$16.01	$18.40

Payable silver – koz	690	970	2,553	2,708

Sustaining capital expenditures - thousands	$828	$3,177	$2,423	$6,302

(1)	Production and interest figures are for Pan American’s 95.0% share only.
(2)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the San Vicente mine in Q3 2014 was 0.8 million ounces, a 0.3 million ounce or 29% decrease from silver production in Q3 2013. The production decrease resulted primarily from a two-week long shutdown during a strike in July 2014 as well as an unusually large final settlement adjustment to silver production from concentrate assaying reconciliations related to previous periods.

Cash Costs at San Vicente were $16.05 per ounce, $2.89 higher than the $13.14 Cash Costs incurred in the comparable quarter of 2013. The increase in Cash Costs was primarily driven by a 29% decrease in silver production as previously discussed in the consolidated results section. Although total operating costs, including royalties and smelter costs, declined by 11% from costs incurred in Q3 2013, and by-products credits remained similar to Q3 2013 levels, Cash Costs increased as a consequence of significantly lower silver production.

Sustaining capital expenditures at San Vicente during Q3 2014 totaled $0.8 million and consisted mainly of exploration, equipment replacements and overhauls, and underground mine infrastructure upgrades.

Pan American Silver Corp.	13

•	Manantial Espejo mine

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Tonnes milled – kt	203.4	187.0	586.5	528.2
Average silver grade – grams per tonne	164	143	162	147
Average gold grade – grams per tonne	2.13	2.41	2.80	2.32
Average silver recovery - %	92.5	89.5	92.1	90.9
Average gold recovery - %	94.7	94.9	95.2	94.7
Silver – koz	972	782	2,812	2,273
Gold – koz	13.23	13.95	52.19	37.99

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (1)	$15.54	$12.55	$8.88	$12.43
Total costs per ounce net of by-products (1)	$27.82	$26.74	$19.26	$23.76

Payable silver – koz	970	781	2,806	2,268

Sustaining capital expenditures - thousands	$7,706	$3,385	$21,198	$7,640

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the Manantial Espejo mine in Q3 2014 was 1.0 million ounces, a 24% increase from the 0.8 million ounces produced in Q3 2013. The improved silver production was the result of a 9% increase in throughput, a 15% increase in silver grades, and a 3% increase in silver recoveries. Gold production of 13.23 koz was 5% lower than the 13.95 koz produced in Q3 2013 from lower grades partially offset by increased throughput.

Cash Costs increased by $2.99 per ounce from $12.55 in Q3 2013, to $15.54 in Q3 2014. The Cash Cost increase was the result of a $6.67 per ounce reduction in gold by-product credits, which was driven by a 5% decrease in gold production and a 3% decline in gold prices from Q3 2013 as well as significant increases in costs caused by reducing ore stockpile inventories in Q3 2014 as compared to increasing the stockpiles during Q3 2013.

Sustaining capital expenditures at Manantial Espejo during Q3 2014 totalled $7.7 million and consisted mainly of open pit mine pre-stripping.

Pan American Silver Corp.	14

2014 outlook

Consolidated silver production of 19.4 million ounces for the nine months ended September 30, 2014 was within production rates required to achieve management’s full year silver forecast range of 25.75 to 26.75 million ounces as indicated in the Company’s MD&A for the year ended December 31, 2013 (the “2013 annual MD&A”).

Gold production of 117.6 koz for the nine months ended September 30, 2014 was consistent with management’s expected production rates required to achieve annual production of between 155.0 koz and 165.0 koz. Base metal production in the first nine months of 2014 was ahead of management’s expectations. Based on the Company’s operating plans for the balance of 2014, management remains confident that the full year’s gold production will be within guidance ranges provided in the 2013 Annual MD&A, and is increasing guidance for base metal production to approximately 44 kt of zinc, 15kt of lead and 8kt of copper. These represent increases above the mid-point of previous guidance of 7% for zinc, 14% for lead and 47% for copper.

Cash Costs for the nine months ended September 30, 2014 of $10.83 per ounce were lower than management’s forecast range of $11.70 to $12.70 per ounce for the full year 2014. Actual AISCSOS for the first nine months of 2014, inclusive of $1.45 per ounce non-cash NRV charge, were $18.02, which was close to management’s guidance range of $17.00 to $18.00 per silver ounce for the full 2014 year. At the date of this MD&A, management reaffirms the guidance for Cash Costs and AISCSOS for the full year of 2014 as presented in the 2013 Annual MD&A. Management has not included the potential for further negative NRV adjustment during the fourth quarter of 2014 in our AISCSOS guidance.

Total sustaining capital for the three and nine months ended September 30, 2014 was $25.8 million and $74.9 million, respectively. This level of sustaining capital spending was in line with management’s guidance of $95.5 million for the full 2014 year. Project capital expenditures for the three and nine months ended September 30, 2014 totaled $3.0 million and $29.1 million, respectively. Management now expects project capital expenditures for 2014 to be approximately $50.0 million, lower than original guidance of $67.0 million.

The decline in market prices for precious metals experienced up to September 30, 2014 and subsequent will be considered by Management when selecting precious metal prices assumed for the purpose of estimating reserves and resources as of December 31, 2014. A decrease from previously assumed precious metal prices (December 31, 2013: silver, $22.00 per ounce; and, gold $1,200 per ounce) is likely to reduce the Company’s estimate for reserves and resources at some of its assets. This along with decreases to forecasted metal prices could have a significant negative effect on valuation models used by the Company to assess asset impairment. The decision on 2014 reserve metal prices is typically determined in the later part of the fourth quarter. A decrease in precious metal prices could also result in significant negative provisional price adjustments and in further inventory write downs in the fourth quarter.

Pan American Silver Corp.	15

Q3 2014 Project Development Update

•	La Colorada Expansion Project

The La Colorada expansion project progressed as planned in Q3 2014 with $2.9 million expended in the quarter, bringing the year-to-date expenditure total to $10.4 million. The expansion project remains on schedule and on budget. Civil works to prepare the future shaft location for construction commenced during Q3 2014, and detailed proposals and cost estimates for the shaft sinking and associated surface construction were solicited. Requests for quotes on the new hoist were issued in the quarter in order to be in a position to award a purchase order in the fourth quarter of 2014. Additional Q3 2014 La Colorada project activities included continued site infrastructure construction, and completion of basic engineering for the new plant site, with the equipment orders, detailed engineering, and fabrication scheduled to begin in the fourth quarter of 2014. Negotiations continued with the Mexican power authorities regarding a new 115 kV power line to the site.

•	Dolores Capital Projects

The Company spent a total of $0.1 million on Dolores projects during Q3 2014, bringing the year-to-date total Dolores projects expenditure to $18.7 million. Construction on the Leach Pad 3 expansion was minimal during the quarter, as construction activities were suspended due to the arrival of the rainy season. Third quarter Dolores project activities and expenditures were primarily related to the new power line construction project which included: completing negotiations with land owners regarding power line right of way, executing an agreement whereby the state power supply company will take ownership of the power line upon its completion as required in Mexico; and, the progression of environmental impact assessments, which are expected to be completed and submitted for regulatory approvals in the fourth quarter of 2014.

Pan American Silver Corp.	16

Overview of Financial Results

•	Quarterly financial results summary

The following tables set out selected quarterly results for the past eleven quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented is volatility of realized metal prices, industry wide cost pressures, and the timing of the sales of production, which varies with the timing of shipments. Beginning in the second quarter of 2012, results include the Dolores mine which was acquired with the completion of the 2012 Minefinders acquisition. The fourth quarter of 2012 included a partial write-down of the Navidad project, while the second and fourth quarters of 2013 included impairment charges related to Dolores.

Quarter Ended (unaudited)
2014 (In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30
Revenue	$209,734	$200,847	178,265
Mine operating earnings	$31,576	$10,245	(12,378)
Attributable earnings for the period	$6,844	$(5,472)	(20,254)
Adjusted earnings for the period(1)(2)	$12,827	$1,817	(14,262)
Basic earnings per share	$0.05	$(0.04)	(0.13)
Diluted earnings per share	$0.05	$(0.04)	(0.15)
Cash flow from operating activities	$36,125	$48,737	38,345
Cash dividends paid per share	$0.125	$0.125	0.125
Other financial information
Total assets	$2,730,962	$2,729,388	2,672,520
Total long term financial liabilities	$110,351	$115,406	111,478
Total attributable shareholders’ equity	$2,170,458	$2,146,184	2,107,243

(1)	In Q2 2014 the Company began excluding net realizable value adjustments to long term heap inventory from adjusted earnings, and as such certain prior period adjusted earnings have been revised to reflect this treatment. As a result adjusted earnings for the three month period ended March 31, 2014 increased by $4,273 from the $ 8,554 earnings previously reported.
(2)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.

Quarters Ended (unaudited) 2013					Year
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Ended Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable earnings (loss) for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Adjusted earnings (loss) for the period(1)(2)	$38,602	$(18,629)	$12,154	$(77,648)	$(42,844)
Basic earnings (loss) per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted earnings (loss) per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

(1)	In Q2 2014 the Company began excluding net realizable value adjustments to long term heap inventory from adjusted earnings, and as such certain prior period adjusted losses have been revised to reflect this treatment. As a result the adjusted losses for the three and twelve month periods ended December 31, 2014 decreased by $6,658 from the $(84,306) and $(49,502) adjusted losses previously reported for these periods, respectively.
(2)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.

Pan American Silver Corp.	17

Quarters Ended (unaudited) 2012					Year
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Ended Dec 31
Revenue	$228,819	$200,597	$251,843	$247,335	$928,594
Mine operating earnings(3)	$101,896	$51,517	$65,440	$85,091	$303,944
Attributable earnings (loss) for the period(3)	$49,883	$36,920	$22,582	$(31,185)	$78,200
Adjusted attributable earnings for the period(1)(2)	$68,781	$8,108	$37,548	$54,110	$168,547
Basic earnings (loss) per share(3)	$0.47	$0.24	$0.15	$(0.20)	$0.56
Diluted earnings (loss) per share(3)	$0.47	$0.18	$0.15	$(0.25)	$0.49
Cash flow from (used in) operating activities	$37,395	$(5,200)	$79,507	$81,603	$193,305
Cash dividends paid per share	$0.0375	$0.0375	$0.05	$0.05	$0.175
Other financial information
Total assets(1)					$3,394,625
Total long term financial liabilities					$143,022
Total attributable shareholders’ equity(1)					$2,710,243

(1)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.
(2)	Mine operating earnings, unadjusted and adjusted attributable earnings, and basic and diluted earnings per share for the quarters ended June 30, September 30, December 31, 2012 and the year ended December 31, 2012 have been recast for the finalization of the Minefinders purchase price allocation. This recast also affected total assets and total attributable shareholders’ equity as at December 31, 2012. Readers should refer to Note 6 of the audited consolidated financial statements for the year ended December 31, 2013 for full details of the recast results.

•	Adjusted (Loss) Earnings

The Q3 2014 adjusted loss was $14.3 million compared to an adjusted earnings of $12.2 million in Q3 2013. Adjusted earnings of $0.4 million were generated in the nine months ended September 30, 2014 compared to the adjusted earnings of $34.8 million in same period of 2013. The following graph illustrates the key factors leading to the changes to adjusted earnings from Q3 2013 to Q3 2014.

Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a description and detailed reconciliation of adjusted earnings.

Pan American Silver Corp.	18

•	Income Statement Review: Q3 2014 versus Q3 2013, and YTD 2014 versus YTD 2013

A net loss of $20.2 million was recorded in Q3 2014 compared to net income of $14.2 million recorded in Q3 2013. This translated into a basic (loss)/earnings per share of $(0.13) in Q3 2014, and $0.09 in Q3 2013. The primary differences between these periods which resulted in the decreased net income was a negative $46.3 million mine operating earnings variance, a negative $11.6 million foreign exchange variance, partially offset by $16 million and $6.6 million positive variances for income taxes and commodity contract losses, respectively.

The YTD 2014 net loss was $19.1 million compared to $152.8 million for YTD 2013. These losses translated into basic losses per share of $0.12 and $1.00 for YTD 2014 and YTD 2013, respectively. The significant difference between these periods resulted primarily from a $203.4 million mineral property asset impairment charge incurred in 2013 with no such charge in 2014. Other significant items driving the difference was a negative $83.1 million variance in mine operating earnings, a negative $13.9 million variance in derivative gains recognized, offset by a $23.3 million positive variance in income tax provisions.

Revenue for Q3 2014 was $178.3 million, a 17% decrease from Q3 2013 revenue of $213.6 million. This decrease was driven by a negative $20.0 million volume variance, due to lower quantities of metals sold; a negative $7.1 million price variance, resulting from lower realized silver and gold prices; and, a negative $8.2 million variance in concentrate sales settlement adjustments, comprised largely of price and quantity adjustments.

Revenue for YTD 2014 was $588.8 million compared to the YTD 2013 revenue of $632.1 million. The decrease in YTD revenue was primarily due to a $107.1 million negative price variance from lower realized silver and gold prices, offset by a positive $46.9 variance from increased quantities of metal sold, and a $16.9 million variance attributable to concentrate settlement adjustments.

	Quantities of Payable Metal Sold		Realized Metal Prices		Quantities of Payable Metal Sold		Realized Metal Prices
	Three months ended September 30,				Nine months ended September 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Silver – koz(1)	6,230	6,921	$18.82	$20.52	19,078	19,042	$19.47	$24.31
Gold – koz(1)	32.6	39.7	$1,284	$1,319	122.4	101.6	$1,286	$1,443
Zinc – kt(1)	10.3	10.8	$2,299	$1,862	29.1	28.1	$2,139	$1,907
Lead – kt(1)	3.6	3.4	$2,207	$2,100	10.6	9.6	$2,126	$2,140
Copper – kt(1)	1.9	1.4	$6,986	$7,146	5.1	3.4	$6,918	$7,377

(1)	Metal prices stated as dollars per tonne for zinc lead and copper, and dollars per ounce for silver and gold.

Mine operating (loss) earnings in Q3 2014 was a loss of $12.4 million compared to Q3 2013 mine operating earnings of $33.9 million. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin. The primary driver of the $46.3 decrease in margin was the previously discussed $35.3 million decrease in third quarter revenues. Further contributing to the decrease in mine operating earnings was a $20.8 million increase in production costs arising mainly from $15.4 million in costs related to non-cash NRV inventory adjustments being recognized in Q3 2014, where Q3 2013 recognized the benefit of a $8.7 million NRV reversal. Offsetting the increase production costs was $7.9 million less in depreciation expense being recognized in Q3 2014 compared to Q3 2013 as a result of lower quantities of metals sold during Q3 2014 compared to Q3 2013.

Mine operating earnings for the YTD 2014 totaled $29.4 million, an $83.1 million decrease from the $112.6 million earned for the same period in 2013. Similar to the quarterly variance, the decreased margin arose primarily from the previously discussed $43.3 decrease in revenue resulting primarily from decreased realized metal prices. Also contributing to the decreased margin was a $34.9 million increase in production costs attributable to the increased quantity of metals sold, and inventory valuation adjustments recognized in 2014.

Pan American Silver Corp.	19

General and administrative (“G&A”) costs including share based compensation in Q3 2014 were $3.6 million comparable to the $3.9 million of G&A incurred in Q3 2013. Similarly, G&A of $14.9 million for the YTD 2014 was comparable to the $14.4 million of G&A in YTD 2013.

Exploration and project development expenses of $3.6 million were incurred in Q3 2014 compared to $2.6 million in Q3 2013, while YTD 2014 expenses were $8.9 million, $5.5 million less than the $14.5 million expensed in YTD 2013. The decreased YTD 2014 exploration compared to YTD 2013 was the result of management determining that exploration expense reduction was appropriate given the decline in metal prices experienced in mid-2013. The relatively comparable Q3 2014 and Q3 2013 expense reflects the expenditure reduction decision in place during both quarters. The expenses recorded in YTD 2014 were incurred in the vicinity of the Company’s existing mines, at select greenfield projects, and on holding and maintenance costs associated with the Navidad project and other exploration projects. As with previous quarters in the year there were no significant developments that affected the status of the Navidad project in the current quarter.

Foreign exchange losses of $6.7 million were recognized in Q3 2014, compared to gains of $5.0 million in Q3 2013. The Q3 2014 foreign exchange losses were mainly generated on the Company’s Canadian dollar (“CAD”) treasury balances, and resulted from the CAD depreciating approximately 5% against the USD during the quarter. Conversely the CAD appreciated 2% against the USD during Q3 2013 which resulted in the foreign exchange gain recognized on CAD treasury balances held during that quarter, which were approximately 45% higher than those held in Q3 2014. The foreign exchange losses of $8.8 million recognized YTD 2014 were comparable to the $8.7 million losses for YTD 2013, and were largely the result of a 5% and 1% depreciation of the CAD against the USD in YTD 2014 and YTD 2013, respectively.

Interest and finance expense for Q3 2014 and YTD 2014 were $1.2 million and $7.4 million, respectively, compared to $3.2 million and $7.4 million incurred Q3 2013 and YTD 2013, respectively. These expenses consist of accretion of the Company’s closure liabilities and interest expense associated with short term loans, construction and equipment leases and outstanding convertible notes.

Income tax, which is comprised of both current and deferred income taxes, was a $4.3 million recovery in Q3 2014 compared to $11.7 million income tax expense in Q3 2013. There was a $12.8 million income tax expense for YTD 2014 compared to a $36.1 expense recorded in YTD 2013. The decreases to income tax expense in the 2014 periods compared to 2013 periods was primarily the result of decreased taxable earnings, and from the effects of various temporary and permanent differences as shown in the Canadian statutory income tax rate reconciliation table below.

The main factors that affected the effective tax rates for Q3 2014 and YTD 2014 compared to the corresponding periods of 2013, were: foreign income tax rate differentials, foreign exchange rate changes, the non-recognition of certain deferred tax assets, mining taxes paid, and withholding tax on payments from foreign subsidiaries. Further, in YTD 2013 the Company recorded a non-cash impairment charge on goodwill related to Dolores and other Minefinders’ exploration properties, with no such charge in YTD 2014. No tax benefit was recognized for these transactions. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.	20

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Income before taxes	(24,474)	25,921	(6,272)	(116,692)
Statutory tax rate	26.00%	25.75%	26.00%	25.75%
Income tax expense based on above rates	$(6,364)	$6,675	$(1,631)	$(30,048)
Increase (decrease) due to:
Non-deductible expenses	1,245	687	2,981	3,624
Foreign tax rate differences	(3,351)	89	(3,441)	(8,420)
Change in net deferred tax assets not recognized:
- Argentina exploration expenses	624	451	1,400	1,736
- Other deferred tax assets not recognized	10	1,124	337	2,498
Non-taxable unrealized (gains)/losses on derivative financial instruments	(583)	(344)	(416)	(3,983)
Effect of other taxes paid (mining and withholding)	2,200	1,403	6,693	8,190
Non- deductible foreign exchange (gain)/loss	469	208	74	1,886
Change to temporary differences on inventory	-	-	2,647	-
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	411	1,107	2,200	2,587
Impairment charges	-	-	-	59,938
Other	1,042	285	1,980	(1,917)
	$(4,297)	$11,685	$12,824	$36,091
Effective tax rate	17.56%	45.08%	(204.46)%	(30.93)%

•	Statement of Cash Flows: Q3 2014 versus Q3 2013, and YTD 2014 versus YTD 2013

Cash flow from operations generated $38.3 million and $123.4 million in Q3 2014 and YTD 2014, respectively. This represents a decrease of $2.4 million and an increase of $49.9 million from the corresponding periods in the prior year. Operating cash flows in Q3 2014 remained similar to the comparable period as lower cash flows from mine operating earnings were largely offset by a positive release of working capital items (including net realizable value inventory adjustments) of $29.9 million, whereas working capital movements used $13.6 million in Q3 2013. The release of working capital in Q3 2014 was primarily comprised of a decrease in trade receivables of $ 28.0 million, partially offset by a decrease in accounts payable of $14.9 million.

For YTD 2014, lower cash flow from mining operations was offset by positive working capital movements and by much lower tax payments relative to the comparable period, resulting in an increase in net cash generated from operating activities. During YTD 2014, $25.4 million was paid in cash income taxes, $50.4 million less than the $75.9 million paid during YTD 2013 as a result of lower taxable income generated in YTD 2014.

Investing activities used $47.5 million and $149.6 million in Q3 2014 and YTD 2014, respectively. In Q3 2013 and YTD 2013 investing activities used $50.9 million, and $138.7 million, respectively. Q3 2014 investing activity cash flows included capital spending on mineral property, plant and equipment of $27.9 million as compared to $41.7 million spent in the comparable quarter of 2013. In addition, $19.0 million of purchases of short term investments were made in Q3 2014, compared to purchases of short term investments of $7.5 million in Q3 2013.

Included in YTD 2014 investing activity cash flow was cash used for capital investment in mineral property, plant and equipment of $101.6 million, which was $24.1 million less than the capital investments in YTD 2013, partially offset by an additional $7.7 million of asset sale proceeds in YTD 2013 that did not occur in YTD 2014. In addition, $47.2 million was used in YTD 2014 on the purchases of short term investments, $25.9 million more than the $21.3 million used for purchases in YTD 2013.

Pan American Silver Corp.	21

Financing activities used $9.4 million in Q3 2014 and $63.0 million in YTD 2014 inclusive of $18.9 million and $56.8 million of dividend payments, respectively. Dividend payments remained the same as those paid during the comparable periods of 2013. During Q3 2014, net proceeds from short term loans of $9.9 million were drawn, relating primarily to short-term Argentinean debt, which compared to a $1.8 million repayment in Q3 2013. During YTD 2014, $5.8 million of net repayments of loans and leases were made, compared to $9.0 million of net repayments during YTD 2013.

Investments and Investment

At the end of current quarter, cash plus short-term investments were $377.5 million ($381.6 million at June 30, 2014), as described in the “Liquidity Position” section below.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for Q3 2014 and YTD 2014 totalled $1.1 million and $2.3 million, respectively, compared to $0.8 million in Q3 2013 and $3.7 million YTD 2013, and consisted mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio.

Liquidity Position

The Company’s cash balance at September 30, 2014 was $160.0 million, which was a $19.0 million decrease from the balance at June 30, 2014, while the Company’s short-term investments balance at September 30, 2014 was $217.5 million, a $14.8 million increase from the prior quarter end. The $4.1 million decrease in cash and short-term investment liquidity during Q3 2014 resulted primarily from the $48.3 million of cash generated from operations plus short term loan proceeds net of repayments, offset by $27.9 million investment in property, plant and equipment, $18.9 million in dividend payments, and $2.6 million in construction and lease payments. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Pan American Silver Corp.	22

Working capital at September 30, 2014 was $607.0 million, a decrease of $40.5million from the June 30, 2014 working capital of $647.5 million. The decrease in working capital was mainly due to a $31.1 million decrease in receivables, a $12.5 million decrease in inventories, the $4.1 million decrease in cash and short term investments discussed above, offset by $4.9 million increases in net taxes receivable, and a $4.3 million decrease in current liabilities, excluding current income tax liabilities.

The Company’s financial position at September 30, 2014, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total shareholders’ equity at September 30, 2014 was $2,107.2 million, a decrease of $38.9 million from June 30, 2014, primarily as a result of the dividends paid and the net loss recorded for the period. As of September 30, 2014, the Company had approximately 151.5 million common shares outstanding for a share capital balance of $2,295.3 million, compared to 151.5 million common shares for a share capital balance of $2,295.3 million as of June 30, 2014. The basic weighted average number of common shares outstanding was 151.5 million and 151.4 million for Q3 2014 and Q3 2013, respectively; and was 151.5 million and 151.5 million for the nine months ended September 30, 2014, and 2013.

Pan American Silver Corp.	23

On November 28, 2013, the Company announced that the Toronto Stock Exchange (the “TSX”) had accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,570,535 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on December 5, 2013 and will continue until December 4, 2014 or an earlier date should the Company complete its purchases. This is the Company’s third consecutive NCIB program however no shares have been repurchased under this third program up until the date of this MD&A. Under the Company’s previous program that ended on September 3, 2013, the Company acquired a total of 1,012,900 of its common shares at an average price of $17.21, with 415,000 of such shares being purchased in the calendar year 2013. Since initiating share buyback programs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws. Pan American is not obligated to make any further purchases under the program. All common shares acquired by the Company under the share buyback programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buyback program.

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at September 30, 2014, the Company had approximately 1.2 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 51 months, 0.8 million of the stock options were vested and exercisable at September 30, 2014 with an average weighted exercise price of $25.44 per share.

The Company has 7.8 million share purchase warrants outstanding that were issued as part of the Aquiline acquisition in December of 2009, and expire in December 2014, with an exercise price of CAD $35.00.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at November 14, 2014
Common shares	151,501,815
Warrants	7,814,605
Options	1,183,487
Total	160,499,907

Additionally, as described in the September 30, 2014 unaudited condensed interim consolidated financial statements in the note entitled Long Term Debt (Note 14 of the Unaudited Financial Statements), the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

Pan American Silver Corp.	24

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, at September 30, 2014, the Company had no metal under price contracts.

A part of the Company’s operating and capital expenditures is denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short term investments of $89.7 million in CAD and $21.1 million in Mexican pesos at September 30, 2014. At that date and the date of this MD&A, the Company did not have any open foreign currency forward contracts.

In the second and fourth quarters of 2013, the Company entered into short term bank loans in Argentina for proceeds of $18.6 million and $4.7 million, respectively. These loans are denominated in Argentine pesos and were drawn for the purposes of short term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets. As of September 30, 2014, the balance on these loans was $14.2 million.

The Company recorded a $nil gain or loss on commodity and foreign currency contracts in Q3 2014 and nine months 2014, compared to a loss of $6.6 million and a $5.6 million gain in Q3 2013 and YTD 2013, respectively.

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company’s share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at September 30, 2014 a risk-free interest rate of 1.0%, expected stock price volatility of 74.7%, expected life of 0.19 years (expiry in December 2014), expected dividend yield of 4.1%, a quoted market price of the Company’s shares on the TSX of $12.31, an exchange rate of $1 CAD to $0.89 USD, and an exercise price of CAD $35 per share. The change in the valuation of these share purchase warrants creates a permanent difference for tax purposes and results in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and is adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at September 30, 2014 were expected stock price volatility of 41.5%, expected life of 1.2 years, and expected dividend yield of 4.1%.

Pan American Silver Corp.	25

During the three and nine months ended September 30, 2014, the Company recorded gains on the revaluation of the share purchase warrants and the convertible notes of $2.2 million and $1.6 million, respectively. In Q3 2013 and YTD 2013 derivative revaluation gains were recognized for $1.3 million and $15.5 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contractual Commitments and Contingencies

The Company does not have any material off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed in this MD&A and the unaudited condensed interim consolidated financial statements and the related notes.

The Company had the following contractual obligations at September 30, 2014:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$9,415	$4,560	$4,557	$298	$-
Current liabilities	119,257	119,257	-	-	-
Loan payable	14,220	14,220	-	-	-
Severance accrual	4,556	1,113	444	1,938	1,061
Employee compensation plan(3)	-	-	-	-	-
Restricted share units (“RSUs”)(3)	2,120	1,291	829	-	-
Convertible notes (4)	38,681	1,631	37,050	-	-
Derivative financial instruments	7	7	-	-	-
Provisions	5,086	3,102	1,984	-	-
Income taxes payable	31,981	31,981	-	-	-
Total contractual obligations(5)	$225,323	$177,162	$44,864	$2,236	$1,061

(1)	Includes lease obligations in the amount of $9.4 million (December 31, 2013 - $10.9 million) with a net present value of $8.9 million (December 31, 2013 - $10.2 million);
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

	Future interest component		Within 1 year
Current portion of:
Accounts payable and other liabilities	$119,257	$-	$119,257
Loan obligation	14,220	-	14,220
Current severance liability	1,113	-	1,113
Current portion of finance lease	4,282	278	4,560
Employee Compensation & RSU’s	752	539	1,291
Convertible note	-	1,631	1,631
Derivative financial instruments	7	-	7
Provisions	3,102	-	3,102
Income tax payable	31,981	-	31,981
Total contractual obligations within one year	$174,714	$2,448	$177,162

(3)	Includes RSU obligation in the amount of $2.1 million (2013 – $1.7 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2014 and 50% in December 2015.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline.

Pan American Silver Corp.	26

RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2014, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $nil million and $0.3 million, respectively (2013 - $0.1 million, $0.3 million) for consulting services, charged to general and administrative costs. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

subsequent events

There are no material events to disclose subsequent to September 30, 2014 to the date of this MD&A.

Pan American Silver Corp.	27

Alternative Performance (non-gaap) Measures

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the cost of sales, as reported in the consolidated income statements for the respective periods.

		Three months ended September 30,		Nine months ended September 30,
(In thousands of USD , unless stated otherwise)		2014	2013	2014	2013
Production costs		$150,754	$129,959	$427,508	$394,390
Royalties		$5,829	$7,669	$22,678	$20,889
Smelting, refining and transportation charges(1)		$24,256	$27,334	$69,662	$69,850
Less by-product credits(1)		$(86,938)	$(89,313)	$(277,168)	$(246,113)
Cash cost of sales net of by-products(2)		$93,900	$75,648	$242,680	$239,016

Sustaining capital(3)		$25,803	$29,543	$74,912	$88,944
Exploration and project development		$3,665	$2,622	$8,947	$14,485
Reclamation cost accretion		$809	$758	$2,429	$2,273
General & administrative expense		$3,561	$3,939	$14,857	$14,377
All-in sustaining costs(2)	A	$127,740	$112,510	$343,826	$359,095
Payable silver ounces sold (in koz)	B	6,230	6,921	19,078	19,042
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$20.50	$16.26	$18.02	$18.86

(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metals prices for the applicable periods.
(2)	Totals may not add due to rounding.
(3)	Please refer to the table below.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current silver ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, the Navidad project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2014	2013	2014	2013
Payments for mineral property, plant and equipment(1)	$27,925	$41,708	$101,630	$125,732
Add/(Subtract)
Advances received for leases	$880	$343	$2,594	$2,817
Navidad project capital	$19	$(41)	$(41)	$(157)
La Colorada expansion capital	$(2,912)	$-	$(10,362)	$-
Dolores leach pads & other projects	$(55)	$(12,387)	$(18,716)	$(39,214)
Other non-operating capital	$(54)	$(80)	$(194)	$(234)
Sustaining Capital(2)	$25,803	$29,543	$74,912	$88,944

(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding.

Pan American Silver Corp.	28

	Three months ended September 30, 2014
AISCSOS	La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$13,858	$15,142	$35,836	$18,811	$17,247	$9,913	$24,531		$135,339
Net Realizable Value Adjustments	-	699	6,448	-	-	-	8,267		15,415
Production costs	$13,858	$15,841	$42,284	$18,811	$17,247	$9,913	$32,798		$150,754
Royalties	117	102	1,346	-	-	3,341	924		5,829
Smelting, refining and other direct selling charges	2,730	141	42	8,129	5,952	5,526	1,735		24,256
Less by-product credits	(6,043)	(4,915)	(22,349)	(18,607)	(17,601)	(4,106)	(13,317)		(86,938)
Cash cost per ounce of silver net of by-product credits(1)	$10,662	$11,169	$21,323	$8,334	$5,598	$14,673	$22,141		$93,900
Sustaining capital	4,173	22	6,824	4,109	2,140	828	7,706		25,803
Exploration	3	108	679	201	60	-	1,100	1,514	3,665
Reclamation cost accretion	59	58	90	150	96	56	274	26	809
General & Administrative expense	-	-	-	-	-	-	-	3,561	3,561
All-in sustaining costs(1)	$14,897	$11,358	$28,917	$12,794	$7,894	$15,557	$31,221	$5,101	$127,740

Payable silver ounces sold (koz)	1,292	770	1,052	749	571	1,036	762		6,230

All-in Sustaining Costs per Silver Ounce Sold	$11.53	$14.75	$27.49	$17.09	$13.84	$15.02	$41.00	N/A	$20.50

(1) Totals may not add due to rounding.

	Nine months ended September 30, 2014
AISCSOS	La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$38,315	$47,214	$99,475	$56,428	$52,284	$25,784	$80,266		$399,767
Net Realizable Value Adjustments	-	699	16,911	-	-	-	10,131		27,741
Production Costs	$38,315	$47,912	$116,387	$56,428	$52,284	$25,784	$90,397		$427,508
Royalties	341	361	3,865	-	-	14,788	3,322		22,678
Smelting, refining and other direct selling charges	8,366	485	130	21,783	14,635	17,517	6,746		69,662
Less by-product credits	(17,781)	(16,499)	(63,518)	(52,198)	(44,289)	(9,072)	(73,811)		(277,168)
Cash cost per Ounce of Silver net of by-product credits(1)	$29,241	$32,259	$56,864	$26,013	$22,630	$49,018	$26,654		$242,680
Sustaining capital	11,988	226	19,670	12,350	7,050	2,423	21,198		74,912
Exploration	8	201	1,339	1,254	397	-	1,362	4,386	8,947
Reclamation cost accretion	178	174	271	450	288	169	822	77	2,429
General & Administrative expense	-	-	-	-	-	-	-	14,857	14,857
All-in sustaining costs(1)	$41,415	$32,861	$78,144	$40,073	$30,366	$51,610	$50,036	$19,320	$343,826

Payable silver ounces sold (koz)	3,627	2,790	3,029	2,237	1,588	3,060	2,747		19,078

All-in Sustaining Costs per Silver Ounce Sold	$11.42	$11.78	$25.80	$17.91	$19.12	$16.87	$18.22	N/A	$18.02

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	29

	Three months ended September 30, 2013
AISCSOS	La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$11,826	$16,713	$30,197	$19,257	$18,901	$10,031	$31,706		$138,632
Net Realizable Value Adjustments	-	-	(2,069)	-	-	-	(6,603)		(8,672)
Production Costs	$11,826	$16,713	$28,128	$19,257	$18,901	$10,031	$25,103		$129,959
Royalties	-	-	1,237	-	-	5,537	894		7,669
Smelting, refining and other direct selling charges	2,454	120	28	5,770	7,383	9,522	2,056		27,334
Less by-product credits	(5,135)	(7,383)	(22,777)	(15,422)	(12,426)	(5,045)	(21,125)		(89,313)
Cash cost per Ounce of Silver net of by-product credits(1)	$9,144	$9,450	$6,616	$9,606	$13,858	$20,045	$6,928		$75,648
Sustaining capital	1,252	2,282	13,538	2,523	3,387	3,177	3,385		29,543
Exploration	74	171	845	197	239	-	367	729	2,622
Reclamation cost accretion	53	48	80	137	99	70	244	26	758
General & Administrative expense	-	-	-	-	-	-	-	3,939	3,939
All-in sustaining costs(1)	$10,523	$11,951	$21,080	$12,464	$17,584	$23,292	$10,925	$4,694	$112,511

Payable silver ounces sold (koz)	1,043	1,367	916	791	658	1,335	810		6,921

All-in Sustaining Costs per Silver Ounce Sold	$10.09	$8.74	$23.02	$15.75	$26.71	$17.44	$13.49	N/A	$16.26

(1) Totals may not add due to rounding.

	Nine months ended September 30, 2013
AISCSOS	La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$36,957	$47,694	$76,791	$58,117	$59,849	$22,413	$88,013		$389,834
Net Realizable Value Adjustments	-	-	-	-	-	-	4,557		4,557
Production Costs	$36,957	$47,694	$76,791	$58,117	$59,849	$22,413	$92,570		$394,390
Royalties	-	-	3,378	-	-	14,398	3,113		20,889
Smelting, refining and other direct selling charges	7,403	383	70	20,715	15,017	20,576	5,686		69,850
Less by-product credits	(16,146)	(19,135)	(63,403)	(40,848)	(36,523)	(10,281)	(59,775)		(246,113)
Cash cost per Ounce of Silver net of by-product credits(1)	$28,214	$28,942	$16,836	$37,984	$38,343	$47,105	$41,594		$239,016
Sustaining capital	11,324	7,079	28,314	12,455	15,829	6,302	7,640		88,944
Exploration	194	1,254	3,231	628	1,578	-	483	7,117	14,485
Reclamation cost accretion	158	144	241	412	298	210	733	77	2,273
General & Administrative expense	-	-	-	-	-	-	-	14,377	14,377
All-in sustaining costs(1)	$39,890	$37,419	$48,621	$51,478	$56,048	$53,617	$50,450	$21,571	$359,095

Payable silver ounces sold (koz)	3,158	4,261	2,406	2,147	1,638	2,866	2,566		19,042

All-in Sustaining Costs per Silver Ounce Sold	$12.63	$8.78	$20.21	$23.97	$34.22	$18.71	$19.66	N/A	$18.86
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	30

•	Cash and Total Costs per Ounce of Silver, Net of By-Product Credits

Pan American produces by-product metals incidentally to our silver mining activities. Sales of silver contributed approximately 57% of our total revenues for Q3 2014, compared to 61% in Q3 2013 while by-products were responsible for the remaining 43%, compared to 39% in Q3 2013. As a performance measure, we have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce, net of by-product credits, are utilized extensively in our internal decision making processes. We believe this metric is useful to investors as it these metrics facilitates comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, the relative performance of each of our operations’ relative performance on a period by period basis, and that performance relative to against the operations of our peers in the silver industry on a consistent basis.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Cash and Total Cost per Ounce Reconciliation		Three months ended September 30,		Nine months ended September 30,
(In thousands of USD, unless stated otherwise)		2014	2013	2014	2013
Production costs		$150,754	$129,959	$427,508	$394,390
Add / (Subtract)
Royalties		5,829	7,669	22,678	20,889
Smelting, refining, and transportation charges		18,440	19,300	52,655	56,935
Worker’s participation and voluntary payments		(262)	(93)	(596)	(536)
Change in inventories		3,219	(5,664)	6,878	(4,674)
Other		(1,634)	(3,868)	(4,192)	(6,719)
Non-controlling interests(2)		(895)	(1,459)	(3,360)	(4,760)
Metal Inventories write-down		(15,415)	8,672	(27,741)	(4,557)
Cash Operating Costs before by-product credits(1)		$160,037	$154,515	$473,828	$450,969
Less gold credit		(42,988)	(54,335)	(149,706)	(147,327)
Less zinc credit		(21,109)	(16,978)	(61,759)	(51,090)
Less lead credit		(7,319)	(6,626)	(22,547)	(20,668)
Less copper credit		(16,822)	(10,576)	(41,305)	(27,487)
Cash Operating Costs net of by-product credits(1)	A	$71,798	$66,001	$198,511	$204,397

Add / (Subtract)
Depreciation and amortization		34,060	41,995	109,217	104,301
Closure and decommissioning provision		810	758	2,429	2,273
Change in inventories		(3,651)	(1,100)	3,710	4,926
Other		-	(248)	-	(723)
Non-controlling interests(2)		(476)	(493)	(1,445)	(1,470)
Total Production Costs net of by-product credits(1)	B	$102,542	$106,913	$312,422	$313,704

Payable Silver Production (koz.)	C	5,843	6,346	18,325	18,165
Cash Costs per ounce net of by-product credits	A/C	$12.29	$10.40	$10.83	$11.25
Total Production Costs per ounce net of by-product credits	B/C	$17.55	$16.85	$17.05	$17.27
(1)	Totals may not add due to rounding.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

Pan American Silver Corp.	31

Three months ended September 30, 2014
Cash Costs		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,882	$16,040	$33,792	$25,896	$21,526	$13,326	$31,965	$158,426
Less gold credit	b1	(537)	(4,591)	(19,755)	(130)	(940)	(57)	(16,896)	(42,906)
Less zinc credit	b2	(3,342)	-	-	(6,393)	(8,409)	(2,147)	-	(20,292)
Less lead credit	b3	(1,649)	-	-	(2,803)	(2,600)	(48)	-	(7,099)
Less copper credit	b4	-	(14)	-	(10,465)	(5,853)	-	-	(16,332)
Sub-total by-product credits (1)	B=( b1+ b2+ b3+ b4)	$(5,529)	$(4,605)	$(19,755)	$(19,790)	$(17,802)	$(2,252)	$(16,896)	$(86,629)
Cash Costs net of by-product credits (1)	C=(A+B)	$10,353	$11,435	$14,037	$6,106	$3,724	$11,074	$15,068	$71,797
Depreciation, amortization & reclamation	D	2,342	2,981	4,071	3,107	4,563	1,787	11,913	30,763
Total production costs net of by-product credits (1)	E=(C+D)	$12,696	$14,416	$18,108	$9,213	$8,286	$12,861	$26,981	$102,560

Payable ounces of silver (koz)	F	1,206	671	963	800	543	690	970	5,843

Cash cost per ounce of silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$8.58	$17.04	$14.57	$7.63	$6.86	$16.05	$15.54	$12.29
Total production cost per ounce net of by-products	=E/F	$10.53	$21.48	$18.80	$11.52	$15.27	$18.64	$27.82	$17.55
(1)	Totals may not add due to rounding.

Nine months ended September 30, 2014
Cash Costs		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$46,811	$47,831	$101,755	$75,839	$61,921	$43,551	$92,000	$469,709
Less gold credit	b1	(1,853)	(15,273)	(62,762)	(440)	(1,937)	(185)	(67,086)	(149,534)
Less zinc credit	b2	(9,974)	-	-	(19,271)	(22,311)	(7,918)	-	(59,473)
Less lead credit	b3	(5,369)	-	-	(8,796)	(7,293)	(454)	-	(21,912)
Less copper credit	b4	-	(132)	-	(27,894)	(12,253)	-	-	(40,279)
Sub-total by-product credits (1)	B=( b1+ b2+ b3+ b4)	$(17,195)	$(15,404)	$(62,762)	$(56,400)	$(43,795)	$(8,556)	$(67,086)	$(271,198)
Cash Costs net of by-product credits (1)	C=(A+B)	$29,616	$32,427	$38,993	$19,439	$18,126	$34,995	$24,914	$198,511
Depreciation, amortization & reclamation	D	6,907	9,231	40,016	9,194	13,552	5,875	29,137	113,912
Total production costs net of by-product credits (1)	E=(C+D)	$36,523	$41,659	$79,009	$28,633	$31,678	$40,869	$54,051	$312,422

Payable ounces of silver (koz)	F	3,554	2,595	3,018	2,301	1,498	2,553	2,806	18,325

Cash cost per ounce of silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$8.33	$12.50	$12.92	$8.45	$12.10	$13.71	$8.88	$10.83
Total production cost per ounce net of by-products	=E/F	$10.28	$16.06	$26.18	$12.44	$21.14	$16.01	$19.26	$17.05
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	32

Three months ended September 30, 2013
Cash Costs		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$14,495	$14,624	$34,344	$25,687	$20,928	$15,035	$28,292	$153,406
Less gold credit	b1	(620)	(6,072)	(28,676)	-	(438)	(70)	(18,493)	(54,368)
Less zinc credit	b2	(2,163)	-	-	(6,118)	(5,911)	(2,170)	-	(16,362)
Less lead credit	b3	(1,413)	-	-	(3,005)	(1,921)	(48)	-	(6,387)
Less copper credit	b4	-	(157)	-	(6,727)	(3,403)	-	-	(10,287)
Sub-total by-product credits (1)	B=( b1+ b2+ b3+ b4)	$(4,196)	$(6,228)	$(28,676)	$(15,850)	$(11,673)	$(2,288)	$(18,493)	$(87,404)
Cash Costs net of by-product credits (1)	C=(A+B)	$10,299	$8,396	$5,668	$9,837	$9,256	$12,747	$9,799	$66,002
Depreciation, amortization & reclamation	D	1,868	4,567	13,590	3,098	4,322	2,394	11,073	40,912
Total production costs net of by-product credits (1)	E=(C+D)	$12,168	$12,963	$19,258	$12,936	$13,577	$15,141	$20,872	$106,914

Payable ounces of silver (koz)	F	1,011	1,243	994	765	582	970	781	6,346

Cash cost per ounce of silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$10.19	$6.76	$5.70	$12.85	$15.89	$13.14	$12.55	$10.40
Total production cost per ounce net of by-products	=E/F	$12.04	$10.43	$19.37	$16.90	$23.31	$15.61	$26.74	$16.85

(1)	Totals may not add due to rounding.

Nine months ended September 30, 2013
Cash Costs		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$46,393	$43,820	$84,719	$74,643	$63,711	$51,007	$83,347	$447,640
Less gold credit	b1	(2,204)	(16,668)	(71,295)	(92)	(1,758)	(215)	(55,160)	(147,392)
Less zinc credit	b2	(7,895)	-	-	(16,690)	(17,291)	(7,362)	-	(49,236)
Less lead credit	b3	(4,908)	-	-	(8,779)	(5,703)	(541)	-	(19,930)
Less copper credit	b4	-	(432)	-	(16,789)	(9,464)	-	-	(26,684)
Sub-total by-product credits (1)	B=( b1+ b2+ b3+ b4)	$(15,006)	$(17,099)	$(71,295)	$(42,349)	$(34,216)	$(8,117)	$(55,160)	$(243,243)
Cash Costs net of by-product credits (1)	C=(A+B)	$31,387	$26,721	$13,424	$32,294	$29,496	$42,890	$28,187	$204,397
Depreciation, amortization & reclamation	D	5,765	14,137	35,189	8,536	13,026	6,942	25,712	109,307
Total production costs net of by-product credits (1)	E=(C+D)	$37,152	$40,857	$48,613	$40,830	$42,522	$49,831	$53,899	$313,704

Payable ounces of silver (koz)	F	3,173	3,814	2,574	2,123	1,506	2,708	2,268	18,165

Cash cost per ounce of silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$9.89	$7.01	$5.22	$15.21	$19.59	$15.84	$12.43	$11.25
Total production cost per ounce net of by-products	=E/F	$11.71	$10.71	$18.89	$19.24	$28.24	$18.40	$23.76	$17.27
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	33

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings to the net (loss) earnings for the third quarter of 2014 and 2013.

	Three months ended September 30,		Nine months ended September 30,
Adjusted (loss) Earnings Reconciliation	2014	2013	2014	2013
Net (loss) earnings for the period	$(20,177)	$14,236	$(19,096)	$(152,783)
Adjust derivative gain	(2,242)	(1,333)	(1,600)	(15,466)
Adjust impairment of mineral property	-	-	-	203,443
Adjust unrealized foreign exchange losses	2,577	(7,830)	4,652	(266)
Adjust net realizable value of inventory (1)	8,482	-	25,596	-
Adjust unrealized gain on commodity contracts	-	388	-	(235)
Adjust loss on silver and gold forward contract	-	6,254	-	6,254
Adjust severance expense	-	617	-	617
Adjust gain on sale of assets	129	(135)	(200)	(8,099)
Adjust for effect of taxes	(3,031)	(43)	(8,970)	(1,338)
Adjusted (loss) earnings for the period	$(14,262)	$12,154	$382	$32,127
Weighted average shares for the period	151,506	151,411	151,503	151,525
Adjusted (loss) earnings per share for the period	$(0.09)	$0.08	$0.00	$0.21

(1)	In Q3 2014 the Company began excluding from adjusted earnings net realizable value adjustments to gold and silver heap leach inventory with a multiple-year recovery process.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead and copper; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; environmental risks; and risks related to its relations with employees. These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2013. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent in Pan American’s business.

•	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. From time to time, Pan American mitigates the price risk associated with its metal production by committing some of its future production under forward sales or option contracts as discussed in the section Financial Instruments of this MD&A. If metal prices remain at these levels for an extended period of time, the Company may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment. If these conditions exist at the end of our next reporting period, we will be required to consider if they represent indicators of impairment and if we conclude they do, and then we will perform an impairment assessment on related assets.

Pan American Silver Corp.	34

•	Foreign Jurisdiction Risk

All of Pan American’s current production and revenue is derived from its operations in Mexico, Peru, Argentina and Bolivia, where the majority of Pan American’s operations are conducted. All of these jurisdictions are potentially subject to a number of political and economic risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to environmental and operational permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted and we are unable to determine the impact of these risks on our future financial position or results of operations. Our exploration, development and production activities may be substantially affected by such risks and uncertainties which are, in many cases, outside of our control. The Company has no political risk insurance coverage against these risks.

The Company’s Mexican operations, Alamo Dorado and La Colorada, suffered from armed robberies of doré within the past three years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest.

There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

Pan American Silver Corp.	35

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

Government regulation in Argentina related to the economy has increased substantially over the past two years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments earlier this year while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the quarter ended September 30, 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina, passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged on published reserves which has the potential to significantly affect the Manantial Espejo mine as well as other companies operating in the province. Regulations for the application and calculation of this tax have not been issued as of the date of this MD&A. The Company has in place certain contracts that could potentially affect or exempt the Company from the application of this new tax and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating further options that include challenging the legality and constitutionality of the tax.

Pan American Silver Corp.	36

Following several years of uncertainty and speculation, on May 28, 2014 the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”) which may have significant effects on the mining industry in Bolivia. The New Mining Law is based on the principles of the 2009 Bolivian Constitution which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration. Thus, the provisions of the New Mining Law have further entrenched the state-driven mining regime in the country, including the creation of a new Bolivian mining authority (“AJAM”) to provide principal mining oversight, varying the role of the Bolivian state mining corporation (“COMIBOL”) to focus exclusively on managing state-involved mining projects, requiring minimum levels of state participation and profit sharing in certain projects and by mandating that a state representative is appointed as president of the board of directors of mining associations formed under the New Mining Law. The New Mining Law has also been formulated to support the Bolivian economy by encouraging local industrial growth, for instance, by requiring mining companies to first seek the sale of their products to Bolivian counterparties before looking to international refiners and markets. Perhaps most important to the Company, under the New Mining Law, all pre-existing contracts must migrate to a new form of agreement, with renegotiated terms, within a 12 or 18 month period. As such, the Company’s current joint venture agreement with COMIBOL in connection with the San Vicente mine will need to be renegotiated in order to conform to the New Mining Law. The Company is assessing the potential impacts of the New Mining Law on its business, but the primary effects on the San Vicente operation and the Company’s interest therein will not be known until such time as the Company has, if compelled to do so, renegotiated its existing contract, and the full impact may only be realized over time. In the meantime, the New Mining Law provides that pre-existing agreements will be respected during the prescribed period of renegotiation and the Company will take every measure available to enforce its rights under its existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the prescribed renegotiation of the Company’s contract will not impact the Company’s involvement in the San Vicente operation in a materially negative way and such actions could have a material adverse impact on the Company and its business.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts for the year ended December 31, 2013 or for the quarter ended September 30, 2014. During 2014, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempts to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section “Financial Instruments”.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

Pan American Silver Corp.	37

Significant Judgements and Key Sources of Estimation Uncertainty in the Application Of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2013, for the Company’s summary of significant accounting policies.

Changes in Accounting Standards

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's condensed interim consolidated financial statements.

a.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

Pan American Silver Corp.	38

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 1017. The Company will apply IFRS 15 beginning on January 1, 2017. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,
b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors; and,
c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2014 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Technical information contained in this MD&A with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American Silver Corp.	39

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AMENDMENTS TO THE LABOUR LAWS IN MEXICO WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR MEXICAN SUSBSIDIARIES, new and undefined taxation laws such as those enacted in the Province of Santa cruz, argentina, which could have significant effects on the company’s manantial espejo mine operation; And the enactment of the new mining law in bolivia which could have significant impact on the san vicente mine and the company’s interest in and benefit from the mine; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS PARTICULARLY IN ARGENTINA; RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA AND BOLIVIA, AND THEIR POSSIBLE EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; the company’S election whether or not to proceed with any particular project, the ability of the company to successfully complete any expansion or other projects and the achievment of any estimateD economic or other results or benefits from such projects. THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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